June 17, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Increases Measured Resource by 45% at Turnagain

(VANCOUVER) - Hard Creek Nickel Corporation (TSX.V - HNC) is pleased to announce a new resource estimate for its wholly owned Turnagain Property, located 70 km east of Dease Lake, BC. This resource estimate is an update from a resource estimate provided in the January 2008 AMEC Americas Limited of Vancouver, B.C. report entitled "Preliminary Assessment of the Turnagain Nickel Project".

The updated mineral resource estimate for the Turnagain deposit was performed by Mr. Greg Kulla, P.Geo. of AMEC with assistance from Dr. Guillermo Pareja of AMEC. The table below presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% NiS cut-off, as of May 31, 2008, of 576 million tonnes of Measured and Indicated resources at 0.162% NiS and an additional 545 million tonnes of Inferred resources at 0.154% NiS. A total of 66,393 metres (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area. This total includes 16,533m of diamond drilling in 53 holes drilled in late 2007 which were not available for use in the 2007 resource estimate and results of a re-assay program on 4,317 samples completed in 2008.

Mineral Resource Estimate Table

Cut-off Grade at 0.10% NiS *	Tonnage (thousands)	% NiS	% total Ni	% Co
Measured	86,461	0.179	0.240	0.011
Indicated	490,091	0.159	0.215	0.010
Measured + Indicated	576,552	0.162	0.219	0.010
Inferred	545,051	0.154	0.204	0.011

*Note: "% NiS" refers to nickel percent that is present in sulphides.

The updated resource is a 45% increase in Measured resources and 14% increase in Indicated resources using all the new drill information from the 2007 exploration program.

The mineral resources of the Turnagain deposit were classified in accordance with CIM Definition Standards and Best Practices referred to in NI 43-101 which have a reasonable expectation of economic extraction. The mineralization satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The sulphide nickel and cobalt grades are based on an analytical procedure employed by Acme Analytical Laboratories that consists of a concentrated hydrogen peroxide plus ammonium acetate leaching solution that is believed to be selective at dissolving nickel and cobalt from sulphide mineral species while leaving the nickel and cobalt in silicates undissolved. As a precautionary step all the sulphide nickel grades were assigned a value of zero if the corresponding sulphur assay was less than 0.2% S. Sulphur assays were based on Leco furnace method except for results obtained in 2006 which were ICP analysis. This precaution may cause an underestimation of the nickel resource. However, this approach limits the possibility that an overestimation of the nickel resource has occurred.

A Preliminary Assessment completed by AMEC in 2007 assumed a 100m buffer along the river and a 45 degree pit wall slope, which resulted in a 17% reduction of Measured and Indicated resources from 489M tonnes to 348M tonnes of Measured and Indicated. The buffer also resulted in a 70% reduction of Inferred resources from 560M tonnes to 170M tonnes. The 2007 Preliminary Assessment identified a 29 year mine life based on mineral resource not impacted by the buffer zone. The actual buffer and final resource will be dependant on geotechnical and hydrological studies, as well as any permitting restrictions. The new resources stated in this news release have not been constrained by the 100m buffer and when considered will also likely result in a similar reduction in the resource statement.

Modeling consisted of the utilization of 25m x 25m x 15m blocks and grade interpolation by Ordinary Kriging within four separate zones; the Main (Horsetrail and Northwest), Hatzl, Duffy and River. The search strategy employed ellipsoids with long axes increasing from 80m to 200m to 400m. A minimum of three 15 metre downhole drill composites from at least two drill holes was required to interpolate a block grade. The block model was assigned mean bulk density values based on rock types from 746 density measurements.

This new resource estimate does not represent a material change with respect to the affairs of Hard Creek Nickel Corporation. It is anticipated that a Technical Report will be completed for filing in the first quarter of 2009 upon completion of the ongoing 2008 drilling program and metallurgical testwork.

QUALITY ASSURANCE AND CONTROL

Neil Froc P.Eng., Executive Vice President of Hard Creek Nickel Corporation and a Qualified Person as defined by National Instrument 43-101, is responsible for the implementation and supervision of the Turnagain QA/QC program. Prepared standards and blanks are inserted at the project site to monitor the quality control of the assay data (see report dated January 15, 2008 and titled "43-101 Technical Report on Preliminary Assessment" filed on SEDAR for details on geology, mineralization, data verification, sampling procedures, lab information, etc.)

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

This press release has been reviewed and approved by Neil Froc, P.Eng. a Qualified Person consistent with NI 43-101 and by Greg Kulla, P.Geo. of AMEC, an Independent Qualified Person consistent with NI 43-101.

This press release uses the terms "measured" "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com